                       Securities and Exchange Commission
                            Washington, D.C.  20549

                                   FORM 11-K
                          ---------------------------



(Mark one)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
            THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1995


                                      OR


[_]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
            THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________



                         Commission file number 1-168
                        -------------------------------



                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                           (Full title of the plan)



                                 AMETEK, INC.
                                Station Square
                          Paoli, Pennsylvania  19301
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                         Report of Independent Auditors


The Administrative Committee
The Ametek Savings and Investment Plan


We have audited the accompanying statements of financial condition of The Ametek Savings and Investment Plan as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of The Ametek Savings and Investment Plan at December 31, 1995 and 1994, and the changes in its financial status for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                                    /s/ Ernst & Young LLP



Philadelphia, Pennsylvania
May 23, 1996

                    THE AMETEK SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF FINANCIAL CONDITION

                               DECEMBER 31, 1995

- --------------------------------------------------------------------------------------------------------------------------------
                                           FIXED                                  COMMON
                                          INCOME        EQUITY      INSURANCE     STOCK      LOAN       UNALLO-      TOTAL
                                           FUND          FUND       CONTRACTS      FUND     ACCOUNT      CATED
- --------------------------------------------------------------------------------------------------------------------------------
ASSETS
- ------
 Investments at market value:
  Guaranteed Income Contracts
   (at contract value)                  $43,823,027   $         -   $      -   $        -   $        -   $      -   $43,823,027
  Dreyfus Money Market fund               1,780,258             -          -            -            -          -     1,780,258
  Dreyfus Group of equity funds                   -    25,541,595          -            -            -          _    25,541,595
  Fidelity Group of equity funds                  -     6,032,191          -            -            -          _     6,032,191
  Cash value of life insurance                    -             -    579,528            -            -          -       579,528
  AMETEK, Inc. common stock                       -             -          -    6,665,201            -          -     6,665,201
  Short-term investment fund                      -             -          -            -            -    752,761       752,761
                                       ----------------------------------------------------------------------------------------
  Total Investments                      45,603,285    31,573,786    579,528    6,665,201            -    752,761    85,174,561

 Receivables:
  Employee contributions                     59,754        62,454        735        8,758            -          -       131,701
  Employer contributions                      4,331        12,190          -        1,313            -          -        17,834
  Dividend receivable                             -             -          -       21,179            -          -        21,179
  Loans to participants                           -             -          -            -    4,769,169          -     4,769,169
 Interfund accounts                         394,259       405,317      4,027       56,994     (107,836)  (752,761)            -
                                       ----------------------------------------------------------------------------------------
  Total Assets                          $46,061,629   $32,053,747   $584,290   $6,753,445   $4,661,333   $      -   $90,114,444
                                       ========================================================================================

LIABILITIES AND PLAN EQUITY
- ---------------------------

 Liability for Insurance Contribution   $         -   $         -     $4,762   $        -   $        -   $      -        $4,762
                                       ----------------------------------------------------------------------------------------
  Total Liabilities                               -             -      4,762            -            -          -         4,762
 Plan equity                             46,061,629    32,053,747    579,528    6,753,445    4,661,333          -    90,109,682
                                       ----------------------------------------------------------------------------------------
  Total liabilities and plan equity     $46,061,629   $32,053,747   $584,290   $6,753,445   $4,661,333   $      -   $90,114,444
                                       ========================================================================================

                            See accompanying notes.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF FINANCIAL CONDITION

                               DECEMBER 31, 1994

- --------------------------------------------------------------------------------------------------------------------------------
                                           FIXED                                  COMMON
                                          INCOME        EQUITY      INSURANCE     STOCK      LOAN       UNALLO-      TOTAL
                                           FUND          FUND       CONTRACTS      FUND     ACCOUNT      CATED
- --------------------------------------------------------------------------------------------------------------------------------
ASSETS
- ------
 Investments at market value:
  Guaranteed Income Contracts
   (at contract value)                  $42,861,500   $         -   $      -   $        -   $        -   $      -   $42,861,500
  Dreyfus Money Market fund               1,036,053             -          -            -            -          -     1,036,053
  Dreyfus Group of equity funds                   -    21,638,840          -            -            -          _    21,630,840
  Cash value of life insurance                    -             -    647,736            -            -          -       647,836
  AMETEK, Inc. common stock                       -             -          -    6,108,942            -          -     6,108,942
  Short-term investment fund                      -             -          -            -            -  1,910,272     1,910,272
                                       ----------------------------------------------------------------------------------------
  Total Investments                      43,897,553    21,630,840    647,736    6,108,942            -  1,910,272    74,195,343

 Receivables:
  Employee contributions                    330,403       302,099      5,996       49,607            -          -       688,105
  Employer contributions                    143,859             -          -            -            -          -       143,859
  Loans to participants                           -             -          -            -    4,471,478          -     4,471,478
 Interfund accounts                         872,308       889,094          -      148,870            - (1,910,272)            -
                                       ----------------------------------------------------------------------------------------
  Total Assets                          $45,244,123   $22,822,033   $653,732   $6,307,419   $4,471,478 $        -   $79,498,785
                                       ========================================================================================

LIABILITIES AND PLAN EQUITY
- ---------------------------

 Liability for Insurance Contribution   $         -   $         -     $5,996   $        -   $        -   $      -        $5,996
                                       ----------------------------------------------------------------------------------------
  Total Liabilities                               -             -      5,996            -            -          -         5,996
 Plan equity                             45,244,123    22,822,033    647,736    6,307,419    4,471,478          -    79,492,789
                                       ----------------------------------------------------------------------------------------
  Total liabilities and plan equity     $45,244,123   $22,822,033   $653,732   $6,307,419   $4,471,478   $      -   $79,498,785
                                       ========================================================================================

                            See accompanying notes.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                         YEAR ENDED DECEMBER 31, 1995

- ---------------------------------------------------------------------------------------------------------------------
                                                FIXED                              COMMON
                                               INCOME       EQUITY    INSURANCE    STOCK        LOAN        TOTAL
                                                FUND         FUND     CONTRACTS     FUND       ACCOUNT
- ---------------------------------------------------------------------------------------------------------------------

ADDITIONS
- ---------
 Contributions:
  Employee                                   $4,530,601   $4,518,701   $68,056    $702,042   $        -   $9,819,400
  Employer                                      759,082      886,251         -     142,752            -    1,788,085
  Rollovers from other plans                    882,570    1,150,605         -      67,711            -    2,100,886
                                         ---------------------------------------------------------------------------
   Total Contributions                        6,172,253    6,555,557    68,056     912,505            -   13,708,371
                                         ---------------------------------------------------------------------------

 Investment Income:
  Interest and dividends                      2,830,518    5,418,190    36,968      58,020      305,950    8,649,646
  Net realized and unrealized gain
   on investments                                     -      187,479         -     667,943            -      855,422
                                         ---------------------------------------------------------------------------
   Total Investment Income                    2,830,518    5,605,669    36,968     725,963      305,950    9,505,068
                                         ---------------------------------------------------------------------------

  Total Contributions and                ---------------------------------------------------------------------------
   Investment Income                          9,002,771   12,161,226   105,024   1,638,468      305,950   23,213,439
                                         ---------------------------------------------------------------------------

DEDUCTIONS
- ----------

 Withdrawals and terminations                (8,500,344)  (2,833,829) (105,176)   (513,479)    (575,662) (12,528,490)
 Insurance premiums and commissions - net             -            -   (68,056)          -            -      (68,056)
 Net interfund transfers                        315,079      (95,683)        -    (678,963)     459,567            -
                                         ---------------------------------------------------------------------------
   Total Deductions                          (8,185,265)  (2,929,512) (173,232) (1,192,442)    (116,095) (12,596,546)
                                         ---------------------------------------------------------------------------

Increase (decrease) in plan equity              817,506    9,231,714   (68,208)    446,026      189,855   10,616,893

Plan equity at beginning of year             45,244,123   22,822,033   647,736   6,307,419    4,471,478   79,492,789
                                         ---------------------------------------------------------------------------
Plan equity at end of year                  $46,061,629  $32,053,747  $579,528  $6,753,445   $4,661,333  $90,109,682
                                         ===========================================================================

                            See accompanying notes.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31,1994

- ------------------------------------------------------------------------------------------------------------------------------------
                                              FIXED                                     COMMON
                                              INCOME        EQUITY      INSURANCE       STOCK        LOAN         TOTAL
                                               FUND          FUND       CONTRACTS        FUND       ACCOUNT
- ------------------------------------------------------------------------------------------------------------------------------------

ADDITIONS
- ---------
 Contributions:
  Employee                                   $4,277,418    $4,319,769     $80,865     $647,662      $     -     $9,325,714
  Employer                                      903,086       852,964           -      142,969            -      1,899,019
  Rollovers from other plans                    416,953       110,845           -       17,698            -        545,496
                                           -----------------------------------------------------------------------------------------
   Total Contributions                        5,597,457     5,283,578      80,865      808,329            -     11,770,229
                                           -----------------------------------------------------------------------------------------
 Investment Income (Loss):
  Interest and dividends                      2,890,888     1,056,646      71,140      109,298      201,296      4,329,268
  Net realized loss and unrealized gain
   (loss) on investments                              -    (2,144,638)          -    1,450,577            -       (694,061)
                                           -----------------------------------------------------------------------------------------
   Total Investment Income (Loss)             2,890,888    (1,087,992)     71,140    1,559,875      201,296      3,635,207
                                           -----------------------------------------------------------------------------------------
  Total Contributions and
                                           -----------------------------------------------------------------------------------------
   Investment Income (Loss)                   8,488,345     4,195,586     152,005    2,368,204      201,296     15,405,436
                                           -----------------------------------------------------------------------------------------
DEDUCTIONS
- ----------

 Withdrawals and terminations                (6,281,809)   (1,966,806)    (53,950)    (453,955)    (159,502)    (8,916,022)
 Insurance premiums and commissions - net             -             -     (80,865)           -            -        (80,865)
 Net interfund transfers                       (518,926)     (175,001)          -       85,143      608,784              -
                                           -----------------------------------------------------------------------------------------
   Total Deductions                          (6,800,735)   (2,141,807)   (134,815)    (368,812)     449,282     (8,996,887)
                                           -----------------------------------------------------------------------------------------
Increase in plan equity                       1,687,610     2,053,779      17,190    1,999,392      650,578      6,408,549

Plan equity at beginning of year             43,556,513    20,768,254     630,546    4,308,027    3,820,900     73,084,240
                                           -----------------------------------------------------------------------------------------
Plan equity at end of year                  $45,244,123   $22,822,033    $647,736   $6,307,419   $4,471,478    $79,492,789
                                           =========================================================================================


                            See accompanying notes.

                                              THE AMETEK SAVINGS AND INVESTMENT PLAN
                                          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                   YEAR ENDED DECEMBER 31, 1993
- --------------------------------------------  ------------  ------------   ---------   ----------  ---------------  -------------
                                                 FIXED                                   COMMON
                                                 INCOME        EQUITY      INSURANCE     STOCK           LOAN           TOTAL
                                                  FUND          FUND       CONTRACTS      FUND         ACCOUNT
- --------------------------------------------  ------------  ------------   ---------   ----------  ---------------  -------------
ADDITIONS
- ---------
 Contributions:
  Employee                                      $4,445,822    $4,242,427    $95,221      $680,382    $     -         $9,463,852
  Employer                                         960,862       888,157      -           140,877          -          1,989,896
  Rollovers from other plans                       126,018       245,073      -            66,812          -            437,903
                                              ----------------------------------------------------------------------------------
   Total Contributions                           5,532,702     5,375,657     95,221       888,071          -         11,891,651
                                              ----------------------------------------------------------------------------------
 Investment Income (Loss):
  Interest and dividends                         2,943,984     1,482,747     23,924       183,980        320,309      4,954,944
  Net realized gain and unrealized (loss)
       on investments                                -          (110,811)     -        (1,079,828)         -         (1,190,639)
                                              ----------------------------------------------------------------------------------
   Total Investment Income (Loss)                2,943,984     1,371,936     23,924      (895,848)       320,309      3,764,305
                                              ----------------------------------------------------------------------------------
  Total Contributions and
                                              ----------------------------------------------------------------------------------
   Investment Income (Loss)                      8,476,686     6,747,593    119,145        (7,777)       320,309     15,655,956
                                              ----------------------------------------------------------------------------------
DEDUCTIONS
- ----------
 Withdrawals and terminations                   (5,030,477)   (1,488,013)   (29,747)     (409,685)      (278,879 )   (7,236,801)
 Insurance premiums and commissions - net            -             -        (71,886)        -              -            (71,886)
 Net interfund transfers                        (1,106,534)      672,645      6,428      (205,611)       633,072          -
                                              ----------------------------------------------------------------------------------
   Total Deductions                             (6,137,011)     (815,368)   (95,205)     (615,296)       354,193     (7,308,687)
                                              ----------------------------------------------------------------------------------
Increase (decrease) in plan equity               2,339,675     5,932,225     23,940      (623,073)       674,502      8,347,269

Plan equity at beginning of year                41,216,838    14,836,029    606,606     4,931,100      3,146,398     64,736,971
                                              ----------------------------------------------------------------------------------
Plan equity at end of year                     $43,556,513   $20,768,254   $630,546    $4,308,027     $3,820,900    $73,084,240
                                              ==================================================================================


                                                      See accompanying notes.

                                                                F-6


                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995


1.  Description of the Plan
    -----------------------

The following brief description of The Ametek Savings and Investment Plan ("the Plan") provides only summarized information. Participants should refer to the Summary Plan Description for more complete information.

The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible employees of AMETEK, Inc. ("the Company"), and certain affiliated companies, an opportunity to invest up to 14% of their compensation in one or a combination of investment programs (described in Note 3). Participants are fully vested at all times in their contributions to the Plan and are vested in Company contributions after three years of service, or upon death, attainment of age 65 or early, normal or disability retirement.
Forfeited Company contributions, which are insignificant in amount, are used to reduce current-year Company contributions. If a participant terminates employment with the Company for any reason, he or she may receive a distribution following termination of employment or may elect to commence distributions at or after age 65, but no later than age 70 1/2. When a participant attains age
59 1/2 while still an employee, he or she can elect to withdraw the vested amount of his or her account balance. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. The Plan also allows participants to borrow funds from their accounts, subject to certain limitations, and such amounts are reflected in a loan account until repaid by the participant.

The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each participant, to a maximum contribution of $1,200 per participant. Effective January 1, 1995, matching Company contributions are credited to participants' accounts at the same time their contributed compensation is invested. Previously, such Company contributions were temporarily invested in the Fixed Income Fund and credited to participants' accounts annually.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and applicable labor agreements. In the event of termination, each participant will receive the value of his or her separate account. Participants' collective accounts are represented by the Plan's equity as shown in the accompanying financial statements.

2.   Summary of significant accounting policies
     ------------------------------------------

Basis of financial statements
- -----------------------------
The accompanying financial statements have been prepared on the accrual basis of accounting, except for the non-accrual of a liability for amounts owed to former participants, which are reflected in plan equity in accordance with generally
accepted accounting principles (see Note 7).   Purchases and sales of
investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Use of estimates
- ----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation
- --------------------
Investments in equity securities are carried at market value based upon closing market quotes on the last business day of the Plan year. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. Life Insurance Contracts are carried at the cash value of such policies at year-end.

Investments in Guaranteed Income Contracts (GICs) are valued in accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP 94-4"). In accordance with SOP 94-4, effective January 1, 1995, GIC contracts that are fully benefit-responsive are reported at contract value. All other investment contracts are to be reported at fair value. For contracts entered into on or prior to December 31, 1993, the effective date of adoption of the SOP is delayed one year to 1996. Fully benefit-responsive investment contracts are contracts that transfer financial risk of principal and interest to a responsible third party, and provide for participant-initiated transactions without conditions, limitations or restrictions. The effect of initially applying the new accounting requirement in 1995 was not significant, and the effect of delayed application to 1996 for contracts entered into prior to December 31, 1993 is not expected to be significant.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995



3.   Investment Programs
     -------------------

At December 31, 1995, The Dreyfus Trust Company served as Trustee for the Plan. Effective January 1, 1996, Mellon Trust Company succeeded Dreyfus as Trustee for the Plan. Each participant may have his or her accounts invested (up to certain specified limits) in one or a combination of the following investment programs:


(a)  The Fixed Income Fund:
     ----------------------

     Following is a listing of the investments of the Fixed Income Fund which are presently invested primarily in GICs entered into prior to December 31, 1993, or which are fully benefit-responsive, and are carried at contract value. The contract value of the benefit-responsive contracts approximates fair value. The issuers of the GICs, together with the other investments of the Fixed Income Fund, are shown in the table below:


     Guaranteed Income Contracts
     ---------------------------

     Entered into prior to December 31, 1993:
                                                           Balance
                                                        At December 31,
                                             -----------------------------------
                                                 1995                 1994
                                                 ----                 ----
     Massachusetts Mutual Life               $         -         $ 8,298,497
     Metropolitan Life                         3,119,335           6,550,604
     Dreyfus Capital Preservation Fund        13,149,200          28,012,399
                                             -----------         -----------
                                              16,268,535          42,861,500
                                             -----------         -----------

    Entered into after December 31, 1993
     (fully benefit-responsive contracts):

     Deutsche Bank (1)                         4,029,786                   -
     John Hancock Mutual Life                  4,109,426                   -
     New York Life                             4,611,154                   -
     Principal Mutual Life                     4,110,029                   -
     United Bank of Switzerland (1)            6,053,344                   -
     Other (2)                                 4,640,753                   -
                                             -----------         -----------
                                              27,554,492                   -
                                             -----------         -----------

        Total GIC contracts                   43,823,027          42,861,500

    Dreyfus Money Market mutual fund
     (at fair value)                           1,780,258           1,036,053
                                             -----------         -----------

        Total Fixed Income Fund investments  $45,603,285         $43,897,553
                                             ===========         ===========

(1) Synthetic investment contracts in which a financially strong third party pays a contract rate of interest on the underlying investments, and provides for full payment of principal upon participant-directed withdrawals from the Trust.

(2)  GIC with State Street Bank purchased January, 1996.

The weighted average crediting interest rate for the benefit-responsive contracts at December 31, 1995 was 5.9%. For benefit-responsive synthetic investment contracts, the interest rate will change quarterly, but not below zero. All other benefit-responsive contracts have fixed rates of interest to the maturity of the contracts ranging from 5.4% to 6.2%. The average yield for all benefit-responsive contracts at December 31, 1995 was 5.8%.

No direct commissions, fees or other charges are assessed against the accounts invested in this Fund. Prior to January 1, 1995, annual matching Company contributions were temporarily invested in this Fund and allocated, together with earnings thereon, to the individual investment fund options (see Note 1).

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995


3.    Investment Programs (continued)
      -------------------

(b)   The Equity Fund:
      ----------------
      At December 31, 1995 and 1994, the investments of the Equity Fund consisted of the following:


                                 --------------------------------------------------------------------------------
                                                    1995                                     1994
                                 --------------------------------------------------------------------------------
                                     Number                      Market       Number                    Market
                                    of Shares       Cost          Value      of Shares      Cost         Value
                                 --------------------------------------------------------------------------------
 Dreyfus Group of Equity Funds:
   The Dreyfus Fund                   1,346,337  $16,550,342  $14,028,835    1,059,890  $13,702,150  $12,644,495
   Dreyfus Strategic Investing          175,743    3,690,369    3,644,903      153,355    3,279,915    2,872,338
   Dreyfus New Leaders Fund, Inc.       133,432    4,660,278    4,989,033      112,605    3,826,156    3,527,926
   Dreyfus Premier
    Global Investing, Inc.              185,491    2,864,219    2,878,824      175,090    2,678,657    2,586,081
                                                   ---------    ---------                 ---------    ---------
       Total Dreyfus Funds                        27,765,208   25,541,595                23,486,878   21,630,840
                                                  ----------   ----------                ----------   ----------

 Fidelity Group of Equity Funds:
  The Magellan Fund                      42,744    3,515,057    3,693,776                         -            -
  The Puritan Fund                      137,473    2,176,489    2,338,415                         -            -
                                                   ---------    ---------               -----------  -----------
       Total Fidelity Funds                        5,691,546    6,032,191                         -            -
                                                  ----------   ----------               -----------  -----------

       Total Equity Fund                         $33,456,754  $31,573,786               $23,486,878  $21,630,840
                                                 ===========  ===========               ===========  ===========


     The equity funds above consist of mutual funds that invest in a wide range of domestic and foreign stocks, bonds and other types of investments. The Dreyfus group of funds consists of small and medium growth stocks, both domestic and foreign. The Fidelity funds were added effective January 1, 1995, and consist of broad, diversified mutual funds investing in wide ranges of worldwide stocks, bonds, and other investments. The funds may also use various investment techniques, including foreign exchange and derivatives transactions. Participants should refer to the respective Dreyfus and Fidelity mutual fund prospectus for more complete information. Shares in each fund are purchased at the net asset value of the respective funds and no direct commissions, fees or other charges are assessed against the accounts invested in these funds.

(c)  Insurance  Contracts:
     ---------------------
     Employee contributions are presently used to maintain previously purchased life insurance policies underwritten by First Colony Life Insurance Company of Lynchburg, Virginia. Commissions paid on Insurance Contracts are charged directly against the participants' insurance accounts. This fund has been closed to new participants since 1987.

(d)  The Common Stock Fund:
     ----------------------
     At December 31, 1995 and 1994, the assets of the Common Stock Fund consisted of 354,705 shares (cost $5,113,365) and 359,207 shares (cost $4,907,039) respectively, of the Company's common stock. Shares of the Company's common stock may be purchased by the Trustee on the open market, directly from the Company, or from other stockholders. Brokerage commissions paid are charged against the accounts invested in this Fund.

A participant may change his or her contribution percentage election as of January 1, April 1, July 1 or October 1 of any year. In addition, the plan provides for participant-directed investing, whereby participants may change their investment selection within or between investment programs or specific investment funds in which their contributions are invested at any time, subject to certain limitations. The Plan also permits a participant, at any time, to completely discontinue contributions on a prospective basis.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995



3.   Investment Programs (continued)
     -------------------

The Trustee invests the portion of employee and employer contributions awaiting allocation to the investment options chosen by participants in short-term investments.

There were approximately 4,900 participants in the Plan at December 31, 1995. The approximate number of participants in each fund at December 31, 1995 was as follows:

            Fixed Income Fund:
                    Guaranteed Income Contracts                       3,500
                    Government Series Money Market                      800
            Equity Fund:
                    The Dreyfus Fund                                  2,100
                    Dreyfus Strategic Investing                       1,200
                    Dreyfus New Leaders Fund, Inc.                    1,300
                    Dreyfus Premier Global Investing, Inc.            1,000
                    The Fidelity Magellan Fund                          700
                    The Fidelity Puritan Fund                           500
            Common Stock Fund                                         2,100
            Insurance Contracts                                         200

The total number of participants in all funds does not agree with total Plan participants due to individuals participating in more than one fund.

4.   Net realized and unrealized gain (loss) on investments
     ------------------------------------------------------

The components of the net realized gains and losses and the change in the net unrealized gain and loss on equity investments, and included in investment income, are as follows:

                                                         ----------------------------------------------
                                                                    Year ended December 31,
                                                         ----------------------------------------------
                                                             1995             1994            1993
                                                         ----------------------------------------------
     Equity Fund
     -----------
     Distribution of realized gains (losses) (a)           $214,409         ($120,426)        $50,918
     Change in net unrealized gain and loss                 (26,930)       (2,024,212)       (161,729)
                                                             ------         ---------         -------
                       Total Equity Fund                    187,479        (2,144,638)       (110,811)
                                                            -------         ---------         -------

     Common Stock Fund
     -----------------
     Distribution of realized gain (loss)                   318,010            67,011            (462)
     Change in net unrealized gain and loss                 349,933         1,383,566      (1,079,366)
                                                            -------         ---------       ---------
                      Total Common Stock Fund               667,943         1,450,577      (1,079,828)
                                                            -------         ---------       ---------
     Total net realized and unrealized gain (loss)
       included in investment income                       $855,422         ($694,061)    ($1,190,639)
                                                           ========          ========      ==========

(a) The Equity Fund also made capital gain distributions, which are reported as dividend income, and which amounted to $4.9 million, $.7 million, and $1.1 million in 1995, 1994, and 1993 respectively. Such distributions were immediately reinvested in additional Fund shares.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995



4.   Net realized and unrealized gain (loss) on investments (continued)
     ------------------------------------------------------

The net unrealized gain (loss) on investments included in the Plan's equity is as follows:

                               -----------------------------------------------
                                       Equity     Common Stock
                                        Fund          Fund          Total
                               -----------------------------------------------
  Balance December 31, 1992            $329,903      $897,703    $1,227,606
  Change for the year 1993             (161,729)   (1,079,366)   (1,241,095)
                                       --------    ----------    ----------
  Balance December 31, 1993             168,174      (181,663)      (13,489)
  Change for the year 1994           (2,024,212)    1,383,566      (640,646)
                                     ----------     ---------      --------
  Balance December 31, 1994          (1,856,038)    1,201,903      (654,135)
  Change for the year 1995              (26,930)      349,933       323,003
                                        -------       -------       -------
  Balance December 31, 1995         ($1,882,968)   $1,551,836     ($331,132)
                                    ===========    ==========     =========


5.   Federal income tax status
     -------------------------

The Company has received a determination letter from the Internal Revenue Service that the Plan qualifies under Section 401 of the Internal Revenue Code,
and is therefore exempt from federal income tax.   Continued qualification of
the Plan is subject to the maintenance of its present form, or a new Internal Revenue Service determination.

Under the Plan, contributions will not be taxed to the employee until a distribution from the Plan is made. However, participants who have invested in insurance contracts are subject to ordinary income tax annually on the premiums paid for the life insurance coverage.

6.  Expenses
    --------

The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. For the Plan years ended December 31, 1995, 1994 and 1993, the Company elected to pay such expenses directly.

7.  Differences between financial statements and Form 5500
    ------------------------------------------------------

The following is a reconciliation of Plan equity at December 31, 1995 and 1994, presented in the financial statements in accordance with generally accepted accounting principles, and the deduction for amounts owed to former participants upon withdrawals and terminations from the Plan for the years ended December 31, 1995, 1994 and 1993 compared to the amounts reported on Form 5500. Amounts owed to former participants are reported on the Form 5500 for benefit claims that have been processed but not paid at year-end. Such amounts are not recorded as liabilities under generally accepted accounting principles.

                               ------------------------------------------------------------------------------
                                    Fixed                                 Common
                                    Income        Equity     Insurance     Stock        Loan         Total
                                     Fund          Fund      Contracts     Fund        Account
                               ------------------------------------------------------------------------------
Plan Equity
- -----------
 December 31, 1995:
  Plan equity reported in the
   financial statements          $46,061,629   $32,053,747    $579,528  $6,753,445   $4,661,333   $90,109,682
  Amounts owed to former
   participants                     (930,186)     (321,064)          -     (21,546)     (12,368)   (1,285,164)
                                    --------      --------    --------     -------   ----------   -----------
  Plan equity (net assets)
   reported on the Form 5500     $45,131,443   $31,732,683    $579,528  $6,731,899   $4,648,965   $88,824,518
                                 ===========   ===========    ========  ==========   ==========   ===========

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995




7.   Differences between financial statements and Form 5500 (continued)
     ------------------------------------------------------


                                      -------------------------------------------------------------------------------------------
                                                 Fixed                                   Common
                                                 Income        Equity      Insurance      Stock      Loan           Total
                                                  Fund          Fund       Contracts      Fund      Account
                                      -------------------------------------------------------------------------------------------
Plan Equity
- -----------
 December 31, 1994:
  Plan equity reported in the
   financial statements                        $45,244,123   $22,822,033   $647,736    $6,307,419   $4,471,478   $79,492,789
  Amounts owed to former
   participants                                   (338,205)     (224,693)         -       (53,120)     (58,445)     (674,463)
                                                  --------      --------   --------       -------      -------      --------
  Plan equity (net assets)
   reported on the Form 5500                   $44,905,918   $22,597,340   $647,736    $6,254,299   $4,413,033   $78,818,326
                                               ===========   ===========   ========    ==========   ==========   ===========

Deductions for Withdrawals and Terminations
- -------------------------------------------
 Year ended December 31, 1995:
   Withdrawals and
    terminations reported in the
    financial statements                        $8,500,344    $2,833,829   $105,176      $513,479     $575,662   $12,528,490
   Add:  Amounts owed to
    former participants at
    December 31, 1995                              930,186       321,064          -        21,546       12,368     1,285,164
   Less:  Amounts owed to
    former participants at
    December 31, 1994                             (338,205)     (224,693)         -       (53,120)     (58,445)     (674,463)
                                                  --------      --------   --------       -------      -------      --------
   Payments to provide benefits
    reported on Form 5500                       $9,092,325    $2,930,200   $105,176      $481,905     $529,585   $13,139,191
                                                ==========    ==========   ========      ========     ========   ===========

Year ended December 31, 1994:
  Withdrawals and
   terminations reported in the
   financial statements                         $6,281,809    $1,966,806    $53,950      $453,955     $159,502    $8,916,022
 Add:  Amounts owed to
   former participants at
   December 31, 1994                               338,205       224,693          -        53,120       58,445       674,463
 Less:  Amounts owed to
   former participants at
   December 31, 1993                            (1,428,444)     (391,729)         -      (103,384)     (26,526)   (1,950,083)
                                                ----------      --------   --------      --------      -------    ----------
 Payments to provide
   benefits reported on
   Form 5500                                    $5,191,570    $1,799,770    $53,950      $403,691     $191,421    $7,640,402
                                                ==========    ==========    =======      ========     ========    ==========

 Year ended December 31, 1993:
  Withdrawals and
   terminations reported in the
   financial statements                         $5,030,477    $1,488,013    $29,747      $409,685     $278,879    $7,236,801
  Add:  Amounts owed to
   former participants at
   December 31, 1993                             1,428,444       391,729          -       103,384       26,526     1,950,083
  Less:  Amounts owed to
   former participants at
   December 31, 1992                              (935,297)     (176,608)         -       (92,827)     (29,911)   (1,234,643)
                                                  --------      --------   --------       -------      -------    ----------
  Payments to provide
   benefits reported on
   Form 5500                                    $5,523,624    $1,703,134    $29,747      $420,242     $275,494    $7,952,241
                                                ==========    ==========    =======      ========     ========    ==========


                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                THE AMETEK SAVINGS
                                                AND INVESTMENT PLAN
                                             -------------------------
                                                  (Name of Plan)


Dated:  June 10, 1996                  By:   /s/ John J. Molinelli
                                          --------------------------
                                                 John J. Molinelli, Member,
                                                 Administrative Committee